BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2016

(Dollars in thousands except share amounts)

Assets

Cash	$	8,831
Securities borrowed		11,195,578
Securities purchased under agreements to resell		2,466,215
Receivable from brokers, dealers, and clearing organizations		1,624,047
Receivable from customers		4,620
Receivable from affiliates		37,316
Financial instruments owned, at fair value ($2,055,425 is pledged as collateral)		3,506,034
Securities received as collateral		125,344
Accrued interest receivable		33,059
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $46,783		22,429
Goodwill and other intangible assets at cost, less accumulated amortization of $899		57,720
Other assets		75,712
Total assets	$	19,156,905

Liabilities and Stockholder's Equity

Liabilities:		
Bank loan payable	$	266,500
Securities loaned		6,121,722
Securities sold under agreements to repurchase		4,593,112
Payable to brokers, dealers, and clearing organizations		3,625,788
Payable to customers		9,784
Financial instruments sold, not yet purchased, at fair value		3,292,822
Obligation to return securities received as collateral		125,344
Accounts payable and accrued expenses		196,145
Total liabilities		18,231,217
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		550,000
Stockholder's equity:		
Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share		1
Common stock, $10 par or stated value. Authorized 10,000 shares; 3,275 shares issued and outstanding		33
Additional paid-in capital		411,504
Accumulated deficit		(35,850)
Total stockholder's equity		375,688
Total liabilities and stockholder's equity	$	19,156,905

See accompanying notes to financial statements.